SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 23, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated November 23, 2004, announcing that Dassault Systemes and CAXA have formed a strategic alliance.

Dassault Systèmes and CAXA
Form Strategic Alliance

Global leader in 3D PLM and Chinese PLM leader to extend PLM value to 2D users in China and worldwide

Beijing, China and Paris, France – November 23, 2004 – CAXA, the leading domestic PLM (Product Lifecycle Management) vendor in China, and Dassault Systèmes (Euronext Paris: #13065, DSY.PA; NASDAQ: DASTY) today announced a strategic alliance to create and sell “China-engineered” solutions based on Dassault Systèmes’ V5 PLM technology. These solutions will be developed in a joint R&D center operated by CAXA in Beijing combining CAXA’s R&D expertise and technology with Dassault Systèmes’ 3D PLM solutions and V5 technology components.

Through the strategic alliance, CAXA will develop and market in China CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed V5 technology components from Dassault Systèmes. The CAXA V5 portfolio, which encompasses early design to process planning and manufacturing planning management, will provide breakthrough PLM value to the Chinese manufacturing industry by enabling companies to model and optimize the design-to-production cycle digitally, even while working in 2D. This new portfolio will enable Chinese small and medium-sized businesses (SMBs) to grow at their own pace into full-fledged 3D PLM users.

CAXA will also develop advanced PLM components that Dassault Systèmes will integrate into its own solution portfolio to extend its PLM value proposition globally. The integration of CAXA’s components into V5 PLM will offer 2D users worldwide a PLM alternative to traditional 2D-centric drafting and the significant flexibility to move incrementally to 3D PLM that their Chinese counterparts will enjoy.

“This strategic alliance is an important milestone for the Sino-French joint advancements in the manufacturing industry and manufacturing information technology,” said Ma Songde, vice minister of Science and Technology of China at the announcement ceremony in Beijing. “The alliance creates a complementary collaboration and win-win prospect in this large potential market. The high-tech partnership from both countries could also significantly contribute to the development of world economy.”

“CAXA V5 is the first true Chinese PLM solution,” said Fan Boyuan, vice mayor of the People’s Government of Beijing Municipality. “It will play a key role in the development of China’s manufacturing industries, improving dramatically their capacity to innovate. We are excited to see CAXA, a native Chinese technology company, take the lead in the research and development for this solution and deliver advanced technology to the world market.”

“This alliance is key to our PLM strategy and company expansion,” said Dr. Lei Yi, president and CEO, CAXA. “We share with Dassault Systèmes the same vision and passion for excellence. Dassault Systèmes’ V5 technology, product lines, markets and business model are a perfect match for CAXA in China. Dassault Systèmes also offers CAXA the opportunity to carry our technology and components into world markets.”

-more-

“We warmly welcome CAXA into the global R&D network of Dassault Systèmes,” said Bernard Charlès, president & CEO, Dassault Systèmes. “We are proud to team with CAXA to serve the Chinese market with ‘made by China’ solutions. Furthermore, CAXA offers us the opportunity to address the PLM needs of all 2D-based manufacturing companies, thus improving efficiency and innovation with CAXA V5. This partnership is not about outsourcing; it is for joint value creation and long term mutual benefits and is a strong illustration of our commitment to China.”

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About CAXA
CAXA is the market leader and largest Chinese provider of CAD/CAM/PLM solutions. Based on the mission of “software service manufacturing industry”, CAXA has developed a serial of products in design, process planning, manufacturing and collaborative management that tailor domestic practices of Chinese industry. CAXA has received the “Best-10 Domestic Software Awards” for five consecutive years and, in 2004, the highest “Software Gold Award” from China Software Industry Association. CAXA has more than 120,000 installations in China through well-established channels including 35 sales and service branches, 300 training centers and 300 business partners. More than 1,000 domestic colleges and universities have selected CAXA as their standard education and training software. For additional information, please visit http://www.caxa.com

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

CAXA Press Contact: Weiming Yang +86 10 82321350 ext 264 ywm@caxa.com	Dassault Systemes Press Contact: Anthony Marechal +33 1 55 49 84 21 anthony marechal@ds-fr.com	Dassault Systemes Investor Relations Contact: Harriet Keen Financial Dynamics +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: November 23, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration